Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 16, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski Sandra Hunter Berkheimer

Re:	SUI Group Holdings Limited

Amendment No. 1 to Registration Statement on Form S-1

Submitted August 28, 2025

File No. 333-289201

Dear Mesdames Bednarowski and Hunter Berkheimer:

On behalf of our client, SUI Group Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1. Contemporaneously, we are filing the Amendment No. 2 to the Registration Statement on Form S-1 via Edgar (the “Amendment”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1 we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 16, 2025 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Digital Asset Purchase and Sale Agreement, page 4

1.	We note your revised disclosure on pages 4 and 33 in response to prior comment 9. Please expand your description of the Digital Asset Purchase and Sale Agreement to disclose the amount of SUI you agreed to purchase from the Sui Foundation, a definition of the Closing Date, the term of the agreement, the termination provisions of the agreement and a description of the preemptive rights to purchase additional SUI tokens for a two year period after the Closing Date.

Response: The disclosure on pages 4 and 33 of the Amendment has been revised in response to the Staff’s comments.

The SUI Strategy, page 31

2.	Refer to your response to prior comment 2. Please disclose whether you have received the Sui Foundation’s approval to stake the SUI purchased pursuant to the Digital Asset Purchase and Sale Agreement, and, to the extent that you have begun to stake SUI, please disclose the percentage of your SUI holdings that are currently staked. Please also disclose the percentage you plan to stake going forward. In addition, please disclose the identities of your Staking Service Providers, disclose the material terms of your agreements with the Staking Service Providers, and include the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, with a view towards revised disclosure, please tell us how you estimate that you will earn approximately 2.2% of the amount of staked SUI per year if “[t]he amount of SUI [you] receive as reward for [your] staking activity can vary significantly.” Also disclose the unbonding period of your staked SUI and address the risks of liquidity if 81% of your treasury holdings are invested in SUI and 100% of your SUI holdings are staked.

Response: The disclosure on pages 14 and 31 of the Amendment has been revised in response to the Staff’s comments. As disclosed in the Amendment, the Company’s only staking service provider is Galaxy Digital Capital Management LP. The Company’s Asset Management Agreement, dated July 27, 2025, was previously filed with the Registration Statement as Exhibit 10.5.

The SUI, SUI Markets and Regulation of SUI, page 34

3.	We note your revised disclosure in response to prior comment 8. Please revise to disclose the current unlocked supply of SUI and the schedule related to unlocking the remaining supply. In addition, please revise to disclose the range of gas fees required for transfers on the SUI network.

Response: The disclosure on page 37 of the Amendment has been revised in response to the Staff’s comments.

United States Securities and Exchange Commission September 16, 2025 Page 3

Please call me at 212-407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane, Esq.
Alexandria Kane, Esq.
Partner

cc:	Douglas Polinsky, Chief Executive Officer of SUI Group Holdings Limited